Exhibit 6.9

EMERALD HEALTH PHARMACEUTICALS INC.

______________, 20____

[_______]
[_______]
[_______]

Dear [_______]:

This Executive Employment Agreement (the “Agreement”), dated [__________], 2019, is between [_______] (the “Company”) and [_______] (“Executive”) in the position of Chief [__________________] Officer, effective [________________], 2019. You will report directly to the [Chief Executive Officer] [Board of Directors], and devote your full productive time to performing services to the Company.

Your initial annual salary will be $[_______], less applicable tax and other withholdings and payable in accordance with the Company’s standard policies as in effect from time to time. Your annual salary will be increased to $[_______] - $[_______] [____]months after the effective date of this Agreement, provided the Company has completed an additional financing with a minimum of $[_______]. Either management or the Board of Directors of the Company will review your compensation from time to time. All compensation paid to you shall be subject to applicable withholding.

In addition to your salary, you will be entitled to the benefits of similarly situated employees as those policies are developed and amended by the Company, including a discretionary annual bonus of up to [____] % of your salary as considered and approved by the board of directors annually.

This offer of employment is valid until the close of business on [_____________________], 2019. Please let us know of your decision to join the Company by signing a copy of this offer letter and returning it to us not later than [________________________]. Your offer is contingent upon (1) your signing of the enclosed Employee Proprietary Information and Invention Assignment Agreement, (2) your signing of the enclosed Employee Arbitration Agreement, and (3) your providing proof of your eligibility to work in the United States.

AT-WILL EMPLOYMENT; TERMINATION BY COMPANY

The initial term of this Agreement shall be for a period of three (3) years commencing on the Commencement Date (the “Initial Term”) and, commencing at the end of the Initial Term, shall be extended automatically for successive one (1) year periods (the Initial Term and any extensions being collectively referred to as the “Employment Term”), unless terminated earlier. Either party may terminate this Agreement as of the end of the then-current period by giving written notice at least ninety (90) days prior to the end of that period. Upon and after any such termination, all obligations of the Company under this Agreement shall cease, except as otherwise provided herein.

Except in situations where the employment of Executive is terminated For Cause or by death or by Disability, in the event that (i) the Company terminates Executive’s employment; (ii) the Term of this Agreement ends without the Company offering to extend it on the same terms as provided herein; or (iii) Executive resigns for Good Cause, then:

(i) (A) within five (5) business days after the date of termination, the Company shall pay Executive any earned but unpaid Base Salary and (B) within a reasonable time following submission of all applicable documentation, the Company shall pay any expense reimbursement payments owed to Executive for expenses incurred prior to the date of termination (collectively, the “Accrued Obligations”);

(ii) Subject to Executive’s execution, delivery and non-revocation of a general release of claims in favor of the Company and its affiliates within forty-five (45) days following the termination date (and non-revocation thereof within seven (7) days thereafter), (A) at such time as Executive shall have provided services to the Company through [____________], 20[__], Executive will be entitled to payment by the Company of an amount equal to (i) six (6) months of Executive’s then-current Base Salary and Annual Bonus plus (ii) six (6) months of medical and dental COBRA premiums based on the level of coverage in effect for Executive (e.g., employee only or family coverage) on the date of termination, (“Severance”). Severance shall be paid as salary continuation (and not as a lump sum) over the applicable period and in accordance with the Company’s standard payroll practices. The first payment of Severance shall be made within sixty (60) days after the date of termination and shall include any amounts that accrued to Executive post-termination of employment but that were not paid pending receipt of the executed release agreement. Executive shall not be entitled to any Severance if Executive’s employment is terminated For Cause, by death or by Disability, if Executive has not satisfied the length of service requirements for Severance or if Executive’s employment is terminated by Executive (except a resignation for Good Cause); and

(iii) Subject to Executive’s execution, delivery and non-revocation of a general release of claims in favor of the Company and its affiliates within forty-five (45) days following the termination date (and non-revocation thereof within seven (7) days thereafter), all stock options and other equity-based incentive awards granted by the Company that were outstanding but not vested as of the date of termination shall become immediately vested and/or payable, as the case may be, unless equity incentive awards, other than stock options and stock appreciation rights, are based upon satisfaction of performance criteria (not based solely on the passage of time); in which case, they will only vest pursuant to their express terms, provided, however, that any such equity awards that are vested pursuant to this provision and that constitute a non-qualified deferred compensation arrangement within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service (“Code Section 409A”) shall be paid or settled on the earliest date coinciding with or following the date of termination that does not result in a violation of or penalties under Code Section 409A.

OTHER TERMINATIONS BY COMPANY

For purposes of this Agreement, “For Cause” shall mean: (i) Executive commits a crime involving dishonesty, breach of trust, or physical harm to any person; (ii) Executive willfully engages in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (iii) Executive commits a material breach of this Agreement, which breach is not cured within thirty (30) days after written notice to Executive from the Company; (iv) Executive willfully refuses to implement or follow a reasonable and lawful policy or directive of the Company, which breach is not cured within thirty (30) days after written notice to Executive from the Company; or (v) Executive engages in misfeasance or malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally which misfeasance or malfeasance is not cured within thirty (30) days after written notice to Executive from the Company. The Company may terminate Executive’s employment For Cause at any time, without any advance notice. The Company shall pay to Executive all compensation to which Executive is entitled up through the date of termination, subject to any other rights or remedies of the Company under law; and thereafter all obligations of the Company under this Agreement shall cease.

Executive’s employment shall terminate automatically upon Executive’s death. The Company shall pay to Executive’s beneficiaries or estate, as appropriate, the Accrued Obligations, and thereafter all obligations of the Company under this Agreement shall cease. Nothing in this Section shall affect any entitlement of Executive’s heirs or devisees to the benefits of any life insurance plan or other applicable benefits.

If Executive becomes eligible for the Company’s long term disability benefits or if, in the sole opinion of the Company, Executive is unable to carry out the responsibilities and functions of the position held by Executive by reason of any physical or mental impairment for more than ninety (90) consecutive days or more than one hundred and twenty (120) days in any twelve (12)-month period (“Disability”), then, to the extent permitted by law, the Company may terminate Executive’s employment. The Company shall pay to Executive the Accrued Obligations, and thereafter all obligations of the Company under this Agreement shall cease. Nothing in this Section shall affect Executive’s rights under any disability plan in which Executive is a participant.

TERMINATION BY EXECUTIVE

Executive may terminate employment with the Company at any time for any reason or no reason at all, upon six (6) weeks’ advance written notice. During such notice period Executive shall continue to diligently perform all of Executive’s duties hereunder. The Company shall have the option, in its sole discretion, to make Executive’s termination effective at any time prior to the end of such notice period as long as the Company pays Executive all compensation to which Executive is entitled up through the last day of the six (6) week notice period. Thereafter all obligations of the Company shall cease.

For purposes of this Agreement, Good Cause means any one or more of the following events, unless Executive consents to such event in writing or by notifying the Company that Executive will not terminate employment on the basis of such event within thirty (30) business days thereafter:

(i) A reduction in the amount of Executive’s base compensation in a manner that disproportionately adversely affects Executive, as compared to other senior Company management.

(ii) A material and adverse change in Executive’s duties, authority or responsibilities with the Company relative to the duties, authority or responsibilities in effect immediately prior to such reduction; or

(iii) A material breach by the Company of any of its obligations under this Agreement.

Provided, however, that no such event described above will constitute Good Cause unless: (x) Executive gives written notice to the Company describing the nature of such event within sixty (60) days of the initial existence of such event; and (y) the Company fails to cure the condition or event constituting Good Cause within thirty (30) days following receipt of Executive’s notice (the “Cure Period”). If the Company fails to remedy the condition constituting Good Cause during the applicable Cure Period, Executive’s termination of employment must occur, if at all, within ninety (90) days following the last day of such Cure Period in order for such termination as a result of such condition to constitute a termination for Good Cause.

TERMINATION OBLIGATIONS

Executive agrees that all property (including without limitation all equipment, tangible proprietary information, documents, records, notes, contracts and computer-generated materials) furnished to or created or prepared by Executive incident to Executive’s employment belongs to the Company and shall be promptly returned to the Company upon termination of Executive’s employment.

Upon termination of Executive’s employment, Executive shall be deemed to have resigned from all offices and directorships then held with the Company. Following any termination of employment, Executive shall cooperate with the Company in the winding up of pending work on behalf of the Company and the orderly transfer of work to other employees. Executive shall also cooperate with the Company in the defense of any action brought by any third party against the Company that relates to Executive’s employment by the Company.

RESPONSIBILITIES

Except upon the prior written consent of an authorized representative of the Company, you will not (i) accept any other employment, or (ii) engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that is or may be in conflict with, or that might place you in a conflicting position to that of, the Company.

You also must establish your identity and authorization to work as required by the Immigration Reform and Control Act of 1986 (“IRCA”). Enclosed is a copy of the Employment Verification Form (I-9), with instructions required by IRCA. Please review this document and bring the appropriate original documentation on your first day of work.

The Company has a firm policy against its employees using any trade secrets or other proprietary information of third parties in the course of performing their duties for the Company. During your employment with the Company, you may not disclose to the Company or use, or induce the Company to use, any trade secrets or other proprietary information of others, including your prior employers.

The Company is an organization that is building an outstanding reputation for exciting, innovative and quality technology. Credit for this goes to every one of our employees. We look forward to you accepting our offer and becoming part of the Company’s team.

Sincerely,

[_______]

[_______], Chief Executive Officer
Accepted and Agreed:

[_______]

[DATE]